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                                                                      EXHIBIT G


                              THE WMF GROUP, LTD.
                       1593 Spring Hill Road, Suite 400
                            Vienna, Virginia 22182

                                                                   May 23, 2000

Dear Stockholder:

  We are pleased to report that The WMF Group, Ltd. has entered into a merger agreement with Prudential Mortgage Capital Company, LLC, a Delaware limited liability company ("Prudential Mortgage"), and one of its subsidiaries, Prudential Mortgage Capital Acquisition Corp., a Delaware corporation ("Purchaser"), that provides for the acquisition of WMF by Prudential Mortgage at a price of $8.90 per share in cash. Under the terms of the proposed transaction, the Purchaser is today commencing a cash tender offer for all outstanding shares of WMF's common stock at $8.90 per share. Following the successful completion of the tender offer, the Purchaser will be merged with and into WMF and all shares not purchased by the Purchaser in the tender offer will be converted into the right to receive $8.90 per share in cash in the merger.

  Your Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the offer and the merger, and determined that the terms of the tender offer and the merger are advisable, fair to, and in the best interests of, WMF and its stockholders. Accordingly, the Board of Directors unanimously recommends acceptance of the tender offer and approval and adoption of the Merger Agreement by the stockholders of WMF.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated May 10, 2000, of Credit Suisse First Boston Corporation ("CSFB"), financial advisor to WMF, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $8.90 per share to be received by WMF's stockholders in the tender offer and the merger was fair from a financial point of view to such stockholders.

  Accompanying this letter is a copy of WMF's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including CSFB's opinion, which is attached to the Schedule 14D-9.

  The management and directors thank you for the support you have given WMF.

                                          Sincerely,

                                          /s/ Shekar Narasimhan

                                          Shekar Narasimhan
                                          Chairman of the Board
                                          and Chief Executive Officer